UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”__________

Taryn Downing (Corporate Secretary)

_____March 11, 2005____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 15, 2005

Item 3: Press Release

A Press release dated and issued February 15, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Drilling recommencing on Grew Creek Gold Property, Yukon Territory.  Additional Staking Expands Property – 30km prospective targets.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 15, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

Toronto Stock Exchange :ITF

February 15, 2005

OTC BB: FGOVF

www.freegoldventures.com

DRILLING RECOMMENCING ON GREW CREEK

GOLD PROPERTY, YUKON TERRITORY

ADDITIONAL STAKING EXPANDS PROPERTY  - 30KM PROSPECTIVE TARGETS

Vancouver, February 15th, 2005 - Freegold is pleased to announce the remaining Phase 1 2004 drilling results and the resumption of drilling on the Grew Creek Epithermal Gold Project in the Yukon Territory.

Additional staking has been completed and the Grew Creek Property now covers 278 claim units and over 30km of prospective targets.

Freegold acquired the Grew Creek Property in the summer of 2004 and funded a 12 drill-hole program at Grew Creek throughout the fall and winter of 2004. The objective of the initial program was to confirm a northerly trend to the gold-silver mineralization.  Previous operators assumed an east-west trend to mineralization and oriented their diamond drilling accordingly.  The 2004 drill holes were drilled at right angles to the previous drill grid. Drilling results by Freegold indicate that mineralization does in fact trend north-south.

In addition to establishing a north-south control on the mineralization, the 2004 diamond drill holes tested areas outside of the previously defined ore blocks.  The program successfully intercepted significant high-grade gold mineralization outside the area where earlier operators calculated previous resource estimates.

Drill Hole	From (m)	To (m)	Width (m)	Width (ft)	Au gm/t	Ag gm/t
*GC-225	37.5	155.5	118	387	1.81	2.6
including	91.4	109.0	17.5	57	6.79	8.8
*GC-226	44.00	142.00	98.00	321.5	0.44	0.60
including	135.80	142.00	6.20	20.3	1.86	0.90
*GC-227	103.95	148.15	44.20	145	4.34	7.9
including	106.85	125.60	18.75	61.5	9.21	16.8
including	106.85	113.10	6.25	20.5	22.1	45.1
GC-232	77.9	88.7	10.8	35.4	1.09	5.8
and	136.0	146.0	10.0	32.8	2.15	5.1
GC-233	36.3	149.1	112.8	370	1.06	1.4
including	37.8	54.3	16.5	54	3.33	3.4
including	112.5	114.0	1.5	4.92	9.25	2.1

GC-234	32.7	167.3	134.6	441.6	0.68	1.0
including	32.7	60.7	28.0	91.8	1.15	1.6
including	104.9	107.9	3.0	9.8	2.51	1.3
including	153.6	159.7	6.1	20.0	1.49	1.4

GC-235	56.6	114.6	58.0	190.3	0.46	0.9
including	76.2	79.3	3.1	10.2	1.25	1.5

GC-236	34.7	162.2	127.5	418.3	0.53	0.8
including	34.7	47.5	12.8	42	1.87	1.8
including	100.3	104.7	4.4	13.4	1.81	1.1
GC-04-228, 04-229, 04-230, 04-231 intersected anomalous values 200 – 600 ppb * Previously reported

Drilling will resume the week of February 20th, 2005 and will test several comparable targets to the Main Zone, identified by geological, geochemical and geophysical surveys carried out prior to 1996. Limited drilling had been carried out in some of these areas by previous operators; however, again was focused on potential east-west controls for the mineralizing systems. Based on the results from the 2004 program, the next phase of drilling will test for northerly trends to these extensional targets. The Phase 1 2005 program is budgeted at $250,000 and is 100 % funded by Freegold.

The results of the 2004 program indicate an extensive low-sulfidation quartz stock-work system flanking high-grade veins that are focused within breccia zones along the trend of the mineralization. In addition to the principal high grade gold vein target, attention is also being given establishing a bulk mineable resource  (1-2 grams) which may be amenable to heap leaching. In addition to drilling, Freegold’s geological consultants have recommended geophysics and bulk sampling for 2005.

The following table summarizes the results from the 2004 drill program.

Assays by ALS Chemex. Lost core sample intervals assigned a grade of zero.

1 of 2

Freegold Ventures Limited News Release Feb. 15, 2005

The quartz-adularia vein and vein stock-work system at Grew Creek in the Main Zone has been faulted into at least four separate segments

Segment Number Three intersected in the first reported drill holes (GC-227 44.2 m grading 4.3 gm/ Au and 7.9 gm/t Ag including 6.3 m grading 22.1 gm/t Au and 45.1 gm/t Ag). This segment has been cut to the north by a fault intersected in GC-231.  The intensity of mineralization decreases to the south of this block as indicated in step out drill holes GC-228 – 230.  The segment is open to the North and to depth.

Segment Number Two was intersected in drill holes GC-233, 234, and 236.  1988 drill hole GC-29 intersected the high-grade vent mineralization 25 metres north of GC-233 that yielded an assay of 42.1 gm/t gold and 284.1 gm/t silver over 16.5 meters (not true width).  The segment is open to the North and South and to depth.

Segment Number One at the western edge of the deposit was intersected in drill holes GC-232 and 235.  The vent mineralization exposed at surface within this segment averaged 3.33-gm/t gold and 5.25 gm/t silver. The segment is open to the North and South and to depth.

Segment Number Four was not tested during this phase of drilling.   1988 drill hole GC-39 intersected vent mineralization north of the offsetting fault that averaged 54.90-gm/t gold and 54.5 gm/t silver over 6.0 meters (not true width). The segment is open to the North and South and to depth.

The Qualified Person for this release is Robert Stroshein, P.Eng – Geological Consultant, Freegold Ventures Limited.

On behalf of the Board of Directors	For further information please contact:
Investor Relations: 1.800.667.1870
Telephone: 604.685.1870 Facsimile: 604.685.8045
Harry Barr, Chairman	2303 West 41st Avenue, Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.  Not to be construed as an offer to buy or sell securities of this company.

2 of 2

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

February 18, 2005

Item 3: Press Release

A Press release dated and issued February 18, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Final drill results Tolavana, Golden Summit Project, Alaska.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___February 21, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

Toronto Stock Exchange :ITF

February 18, 2005

OTC BB: FGOVF

www.freegoldventures.com

FINAL TOLAVANA DRILL RESULTS,  GOLDEN SUMMIT PROJECT, ALASKA

DrillHole	From_ft	To_ft	Interval_ft	Au_ppb	Au gm/t	RockUnit
TLD0401	236	251	15	2942	2.94	Micaceous Qtzt
TLD0401	281	286	5	2910	2.91	Hornfels, Qtz vein
TLD0401	301	306	5	19150	19.15	Hornfels
TLD0401	319.5	330	10.5	2707	2.71	Hornfels
TLD0401	472.5	473.5	1	17850	17.9	Qtz vein, Sericite Qtzt

TLD0402	198	199	1	7580	7.58	Sericite Qtzt
TLD0402	201	204	3	2900	2.90	Sericite Qtzt, Qtz vein
TLD0402	215	216	1	4320	4.32	Micaceous Qtzt
TLD0402	293.5	303	9.5	1402	1.40	Breccia
TLD0402	331	336	5	2160	2.16	Micaceous Qtzt
TLD0402	367.5	381	13.5	1778	1.78	Hornfels
TLD0402	411	415.5	4.5	10618	10.61	Qtz vein
TLD0402	475	479	4	3730	3.73	Sericite Qtzt

TLD0403	264	281	17	2932	2.93	Qtz vein, Breccia

TLD0404	351	391	40	3027	3.03	Granodiorite, Tonalite
TLD0404	426	485.5	59.5	1663	1.66	Granodiorite, Breccia
TLD0404	541	543	2	3380	3.38	Granodiorite, Breccia

TLD0405	429	431	2	2080	2.08	Qtz vein, Chlorite schist

TLD0406	326	331	5	2510	2.51	Granodiorite

TLD0407	221	225.5	4.5	2050	2.05	Qtz vein, Breccia
TLD0407	414	415.5	1.5	2240	2.24	Quartz-mica schist

Vancouver, BC – February 18th, 2005 Freegold Ventures Limited (TSX: ITF) is pleased to announce the results from the final holes at Golden Summit Project Tolovana Area. The drill program was desgined to follow-up results  of the trench sampling and mapping program carried out during the  summer of 2004 (reference previous two news released on trenching and first two holes).

Tolavana lies 750 metres southwest of the Cleary Hill Mine where six holes were drilled in 2004. (see PR dated: July 6th, 2004).  A 7 hole, 3,900 foot core drilling program was completed at Tolovana to evaluate several of the targets identified during trenching conducted in August. An extensive hydrothermal system is present on the property with mineralization open along strike and to depth. Stockwork vein mineralization is known within the granodiorite intrusive, immediately south of the Tolovana Vein where previous drilling intersected high-grade gold values. However, the extent of this intrusive hosted stockwork mineralization is unknown and its relationship to shear and vein hosted high grade gold mineralization in metamorphic rocks on the Tolovana prospect is uncertain.

The 2004 drill results from Tolovana suggest that high grade mineralization hosted in metamorphic rocks is concentrated on the eastern side of the veins system (Holes 1 and 2) while mineralization on the centeral and western portions of the prospect are closely associated with or hosted by mid-Cretaceous granodiorite of the Dolphin stock. Mineralization at Dolphin remains open to the southwest and at depth.  Mineralization along the Tolovana vein system remains open at depth and along strike, particularly to the east where the intersection of the Tolovana and Cleary Hill veins should occur.  This intersection zone has never been explored in modern times and was not exposed by historic surface or underground workings.

All 2004 geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

February 18, 2005 news release

Freegold has also received notification that Meridian Gold will not be continuing to fund the Golden Summit Project in 2005 as it concentrates its efforts on other projects.  The Golden Summit Project is host to more than 80 gold occurrences.  Limited drilling in 2004 was confined to the Cleary Hill and Tolovana Mine areas where drilling intercepted high grade values below the previous known workings. None of the previous drilling has tested any prospect below approx. 800 feet from surface and Freegold is now evaluating the deep high grade potential of these occurrences. Given the propensity of mesothermal systems to extend to depths in excess of 5,000 feet, it is conceivable that one or more of the vein systems known to exist on the Golden Summit project may be host to currently economic resources at depths well in excess of 1,000 feet below current erosions surface.

Freegold’s consultants have recommended that deep large diameter core holes should be drilled at selected targets at Cleary Hill, Tolovana, Dolphin, and Newsboy. The purpose of these holes, all targeted to depths in excess of 2,0000 feet using PQ-diameter core, would be to determine the dip extent of mineralization below known high-grade surface showings and to determine if the style of mineralization, the host rocks or associated metals or alteration change with depth and if so, do the deeper targets merit priority attention from Freegold. Geophysical surveys, including NSAMT/CSAMT and gravity, also have been recommended to help target mineralization at depths below those probed by current ground or airborne geophysical surveys on the property.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.  In Canada Freegold is currently exploring the Grew Creek Epithermal Gold Project where a 100% $250,000 drill program is to commence in late February 2005.

On behalf of the Board of Directors	For further information please contact:
Investor Relations: 1.800.667.1870
Telephone: 604.685.1870 Facsimile: 604.685.8045
Harry Barr, Chairman	2303 West 41st Avenue, Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission